APPENDIX A:
INVESTMENT RISKS

LIMITED OPERATING HISTORY

Duplex Cinema & Cafe [Duplex Entertainment LLC] is a newly established entity and has no history for prospective investors to consider.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

YOU DO HAVE A DOWNSIDE

Conversely, if Duplex Cinema & Cafe [Duplex Entertainment LLC] fails to generate enough revenue, you could lose some or all of your money.

THE COMPANY MIGHT NEED MORE CAPITAL

Duplex Cinema & Cafe [Duplex Entertainment LLC] might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Duplex Cinema & Cafe [Duplex Entertainment LLC] is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Duplex Cinema & Cafe [Duplex Entertainment LLC] competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Duplex Cinema & Cafe [Duplex Entertainment LLC]'s core business or the inability to compete successfully against the with other competitors could negatively affect Duplex Cinema & Cafe [Duplex Entertainment LLC]'s financial performance.

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Duplex Cinema & Cafe [Duplex Entertainment LLC] to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.